                                                              Page 1 of 16 pages



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)
                              (AMENDMENT NO. __ )*

                         Chadmoore Wireless Group, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   157259 10 2
                                 (CUSIP Number)

                                 Ira White, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             Tel. No.: 212-309-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  157259 10 2                  13D                   Page 2 of 16 pages


--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Recovery Equity Investors II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER(1)

       NUMBER OF                     22,974,276
        SHARES         ---------------------------------------------------------
     BENEFICIALLY         8      SHARED VOTING POWER(1)
       OWNED BY
         EACH                        0
       REPORTING       ---------------------------------------------------------
      PERSON WITH         9      SOLE DISPOSITIVE POWER(1)

                                     22,974,276
                       ---------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER(1)

                                     0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

                       22,974,276
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                [X]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       47.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not include 14,612,796 shares of Common Stock of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"), that are acquirable pursuant to the terms and conditions of a Stock Purchase Warrant, dated May 1, 1998 (the "Eleven-Year Warrant"). The Eleven-Year Warrant is not exercisable until the tenth anniversary of its date of issuance (May 1, 1998), except to the extent that Chadmoore issues shares of Common Stock in connection with certain specified securities and then only to the extent of three shares for each four shares of Common Stock so issued. Does not include shares required to be issued to Recovery Equity Investors II, L.P. ("REI") in the event that Chadmoore issues shares of Common Stock to holders of shares of one of its subsidiaries, in which event, REI would receive three shares for every four shares so issued. Does not include any shares of Common Stock owned by Robert Moore, with whom the Reporting Persons may be deemed to be acting as a group and with whom REI has entered into a Shareholders Agreement which requires REI and Mr. Moore to vote for directors in a certain manner and which restricts certain dispositions of shares.

CUSIP No.  157259 10 2                  13D                   Page 3 of 16 pages

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Recovery Equity Partners II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER(1)

       NUMBER OF                      22,974,276
        SHARES         ---------------------------------------------------------
     BENEFICIALLY           8      SHARED VOTING POWER(1)
       OWNED BY
         EACH                         0
       REPORTING       ---------------------------------------------------------
      PERSON WITH           9      SOLE DISPOSITIVE POWER(1)

                                      22,974,276
                       ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER(1)

                                      0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

                       22,974,276
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                [X]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       47.6 %
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not include 14,612,796 shares of Common Stock of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"), that are acquirable pursuant to the terms and conditions of a Stock Purchase Warrant, dated May 1, 1998 (the "Eleven-Year Warrant"). The Eleven-Year Warrant is not exercisable until the tenth anniversary of its date of issuance (May 1, 1998), except to the extent that Chadmoore issues shares of Common Stock in connection with certain specified securities and then only to the extent of three shares for each four shares of Common Stock so issued. Does not include shares required to be issued to Recovery Equity Investors II, L.P. ("REI") in the event that Chadmoore issues shares of Common Stock to holders of shares of one of its subsidiaries, in which event, REI would receive three shares for every four shares so issued. Does not include any shares of Common Stock owned by Robert Moore, with whom the Reporting Persons may be deemed to be acting as a group and with whom REI has entered into a Shareholders Agreement which requires REI and Mr. Moore to vote for directors in a certain manner and which restricts certain dispositions of shares.

CUSIP No.  157259 10 2                  13D                   Page 4 of 16 pages

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Joseph James Finn-Egan
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States Citizen
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER(1)

       NUMBER OF                           0
        SHARES         ---------------------------------------------------------
     BENEFICIALLY           8      SHARED VOTING POWER(1)
       OWNED BY
         EACH                              22,974,276
       REPORTING       ---------------------------------------------------------
      PERSON WITH           9      SOLE DISPOSITIVE POWER(1)

                                           0
                       ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER(1)

                                           22,974,276
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

                       22,974,276
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                [X]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       47.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Does not include 14,612,796 shares of Common Stock of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"), that are acquirable pursuant to the terms and conditions of a Stock Purchase Warrant, dated May 1, 1998 (the "Eleven-Year Warrant"). The Eleven-Year Warrant is not exercisable until the tenth anniversary of its date of issuance (May 1, 1998), except to the extent that Chadmoore issues shares of Common Stock in connection with certain specified securities and then only to the extent of three shares for each four shares of Common Stock so issued. Does not include shares required to be issued to Recovery Equity Investors II, L.P. ("REI") in the event that Chadmoore issues shares of Common Stock to holders of shares of one of its subsidiaries, in which event, REI would receive three shares for every four shares so issued. Does not include any shares of Common Stock owned by Robert Moore, with whom the Reporting Persons may be deemed to be acting as a group and with whom REI has entered into a Shareholders Agreement which requires REI and Mr. Moore to vote for directors in a certain manner and which restricts certain dispositions of shares.

CUSIP No.  157259 10 2                  13D                   Page 5 of 16 pages

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Jeffrey A. Lipkin
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                                WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States Citizen
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER(1)

       NUMBER OF                      0
        SHARES         ---------------------------------------------------------
     BENEFICIALLY
       OWNED BY             8      SHARED VOTING POWER(1)
         EACH
       REPORTING                      22,974,276
      PERSON WITH      ---------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER(1)

                                      0
                       ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER(1)

                                      22,974,276
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON1/

                                      22,974,276
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                [X]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                47.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                                IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not include 14,612,796 shares of Common Stock of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"), that are acquirable pursuant to the terms and conditions of a Stock Purchase Warrant, dated May 1, 1998 (the "Eleven-Year Warrant"). The Eleven-Year Warrant is not exercisable until the tenth anniversary of its date of issuance (May 1, 1998), except to the extent that Chadmoore issues shares of Common Stock in connection with certain specified securities and then only to the extent of three shares for each four shares of Common Stock so issued. Does not include shares required to be issued to Recovery Equity Investors II, L.P. ("REI") in the event that Chadmoore issues shares of Common Stock to holders of shares of one of its subsidiaries, in which event, REI would receive three shares for every four shares so issued. Does not include any shares of Common Stock owned by Robert Moore, with whom the Reporting Persons may be deemed to be acting as a group and with whom REI has entered into a Shareholders Agreement which requires REI and Mr. Moore to vote for directors in a certain manner and which restricts certain dispositions of shares.

                                                              Page 6 of 16 pages

         ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"). The principal executive offices of Chadmoore are located at 2875 East Patrick Lane, Suite G, Las Vegas, Nevada 89120.


         ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by:

         a. Recovery Equity Investors II, L.P., a Delaware limited partnership ("REI"). REI is a private venture capital partnership. The business address of REI is 901 Mariner's Island Blvd., Suite 465, San Mateo, California 94404-1592.

         b. Recovery Equity Partners II, L.P., a Delaware limited partnership ("REP"). REP is REI's sole general partner. REP's sole function is to act as the general partner of REI. The business address of REP is 901 Mariner's Island Blvd., Suite 465, San Mateo, California 94404-1592.

         c. Joseph J. Finn-Egan, a general partner of REP. Mr. Finn-Egan's principal occupation is his position as general partner of REP. The address of Mr. Finn-Egan's principal business and his principal office is 901 Mariner's Island Blvd., Suite 465, San Mateo, California 94404-1592. Mr. Finn-Egan is a United States citizen.

         d. Jeffrey A. Lipkin, a general partner of REP. Mr. Lipkin's principal occupation is his position as a general partner of REP. The address of Mr. Lipkin's principal business and of his principal office is 901 Mariner's Island Blvd., Suite 465, San Mateo, California 94404-1592. Mr. Lipkin is a United States citizen.

         During the past five (5) years, none of REI, REP, Mr. Finn-Egan and Mr. Lipkin has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.


         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 4, 1998 (the "Closing Date"), pursuant to an Investment Agreement, dated as of May 1, 1998 (the "Investment Agreement"), between Chadmoore and REI, REI purchased, for the purchase price of $7,500,000 in cash, the following: (a) 8,854,662 shares of Common Stock (the "Common Purchased Stock"); (b) 10,119,614 shares of Series C Preferred Stock of Chadmoore (the "Preferred Purchased Stock"); (c) an eleven-year warrant to purchase up to 14,612,796 shares of Common Stock at an exercise price of $0.001 per share of Common Stock (the "Eleven-Year Warrant"), which number of shares of Common Stock and exercise price are subject to adjustment as provided in the Eleven-Year Warrant; (d) a three-year warrant to purchase up to 4,000,000 shares of Common Stock at an exercise price of $1.25 per share of Common Stock (the "Three-Year Warrant"), which number of shares of Common Stock and exercise price are subject to adjustment as provided in the Three-Year Warrant; and (e) a five and one-half year warrant to purchase up to 10,119,614 shares of Common Stock at an exercise price of $0.39 per share of Common Stock (the "Five and One-Half Year Warrant," and, together with the Three-Year Warrant and Eleven-Year Warrant, the "Warrants"), which number of shares of Common Stock and exercise price are subject to adjustment as provided in the Five and One-Half Year Warrant.

                                                              Page 7 of 16 pages

         The funds used to purchase the Common Purchased Stock, the Preferred Purchased Stock and Warrants were obtained, and it is currently anticipated that the funds, if any, used to purchase any securities underlying the Warrants will be obtained, from the working capital of REI.


         ITEM 4. PURPOSE OF TRANSACTION.

         Except as described in this Schedule 13D, REI entered into the Investment Agreement and the related agreements, described below, and acquired the Common Purchased Stock, the Preferred Purchased Stock and the Warrants for investment purposes. REI intends to review from time to time its investment in Chadmoore and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by REI of the business and prospects of Chadmoore, regulatory requirements, other investment opportunities available to REI and general stock market and economic conditions, REI may determine to increase its investment or sell all or part of its investment in Chadmoore through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

         Except as set forth in this Schedule 13D, REI has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The Investment Agreement contains various covenants restricting or prohibiting Chadmoore from taking certain actions without the prior written consent of REI, including, without limitation, the following:

         a. For so long as REI, any partner of REI, or any affiliate or associate of REI (an "Investor Party") holds any Common Purchased Stock, Preferred Purchased Stock, Warrants or shares of Common Stock or Preferred Stock issued upon the exercise of the Warrants (including, in each case, any securities into which such securities shall have been changed, any securities resulting from any reclassification or recapitalization of such securities and all stock dividends and distributions thereon):

                  (1) Prior to issuing any New Common Stock, as defined in the Investment Agreement, (a "New Common Stock Offer"), Chadmoore must offer each of the Investor Parties an opportunity to purchase in cash any or all of its pro rata portion of such New Common Stock on the same terms and conditions as the New Common Stock being offered.

                  (2) Chadmoore may not, and must cause each of its subsidiaries not to, enter into any of the following transactions without the majority approval of Chadmoore's Board of Directors (which approval, with respect to the items specified in items (i),
                  (iii), (v), (vi), (vii), (ix), (x), (xi) and (xii), shall include the affirmative vote of a majority of the REI Directors (as defined in the Shareholders Agreement)): (i) any
                  (A) merger, consolidation or combination, (B) sale, dividend, split or other disposition of any capital stock or other equity interests, (C) tender offer (including a self tender), exchange offer, recapitalization, liquidation, dissolution or similar transaction, (D) sale, dividend or other disposition of all or a material portion of assets or (E) entering into of any agreement or understanding, or the granting of any rights or options, with respect to foregoing, of Chadmoore or any of its subsidiaries; (ii) any sale, lease, exchange or other disposition by Chadmoore or any of its subsidiaries of a significant portion of its assets, in a single transaction or a series of related transactions; (iii) any amendment to or modification or repeal of any provision of the certificate or articles of incorporation or the by-laws (or other organic documents) of Chadmoore or any of its subsidiaries (except as required by the transactions contemplated by the Investment Agreement); (iv) any acquisition by Chadmoore or any of its subsidiaries

                                                              Page 8 of 16 pages

                  of securities or assets, in a single transaction or a series of related transactions, if such securities or assets will represent a substantial portion of the total assets of Chadmoore or such subsidiary; (v) any increase (other than in connection with an issuance permitted under the Investment Agreement) or reduction in excess of 5% of the amount of capital stock outstanding on the Closing Date of either Chadmoore or any of its subsidiaries or the creation of any additional class of capital stock of Chadmoore or any of its subsidiaries, or the issuance (or entering into of any agreement, arrangement or understanding) by Chadmoore or any of its subsidiaries of capital stock or options, warrants, or similar rights to acquire equity securities; (vi) the incurrence after the Closing Date by Chadmoore or any of its subsidiaries of any indebtedness in any single transaction in excess of $125,000 or any series of transactions that exceed, in the aggregate, $500,000 or any modification or amendment to any agreement governing the extension thereof; (vii) the dissolution of Chadmoore or any of its subsidiaries, the adoption of a plan of liquidation by Chadmoore or any of its subsidiaries, any action by Chadmoore or any of its subsidiaries to commence any suit, case, proceeding or other action (A) under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to Chadmoore or such subsidiary, or seeking to adjudicate Chadmoore or such subsidiary a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to Chadmoore or such subsidiary, or (B) seeking appointment of a receiver, trustee, custodian or other similar official for Chadmoore or such subsidiary or for all or any substantial part of Chadmoore's or such subsidiary's assets, or making a general assignment for the benefit of the creditors of Chadmoore or such subsidiary; (viii) any other transaction not in the ordinary course of business, consistent with past practice; (ix) any contract or any amendment or modification of any existing contract between Chadmoore or any of its subsidiaries and (A) any affiliate or officer or director of Chadmoore or (B) any affiliate of such officer or director; (x) the valuation of any shares of capital stock issued in a transaction permitted pursuant to Section 4.17 of the Investment Agreement, which provides that neither Chadmoore nor any of its affiliates shall make any capital contribution to or permit any indebtedness by Chadmoore Communications, Inc. to it other than in exchange for capital stock of Chadmoore; (xi) any material deviation from Chadmoore's core business as stated in its business plan; and (xii) any discretionary declaration or payment of any dividend or other distribution on the shares of capital stock of Chadmoore.

         b. Chadmoore must use the net proceeds from the sale of the Common Purchased Stock, the Preferred Purchased Stock and the Warrants for the core lines of business set forth in its business plan.

         c. Chadmoore must continue in the core lines of business contemplated by its business plan.

         d. If and whenever Chadmoore issues any shares of Common Stock to any of the stockholders of Chadmoore Communications, Inc., other than Chadmoore, then immediately upon such issuance and upon payment by REI of a sum equal to the product of the par value per share of Common Stock and the number of shares issued to REI, Chadmoore must issue to REI three shares of Common Stock for each four shares of Common Stock issued to such stockholders.

         The Preferred Purchased Stock has a liquidation preference equal to $0.3953 per share ($4,000,283 in the aggregate) and is entitled to dividends equal, on an annual basis, to four percent of the

                                                              Page 9 of 16 pages

liquidation preference, payable semi-annually. At the option of the holder, the Preferred Purchased Stock may be redeemed at a redemption price per share equal to the liquidation preference on or after the occurrence of the earlier of (i) May 1, 2003, (ii) the listing of Chadmoore's Common Stock on a national or regional securities exchange or the National Association of Securities Dealers Automated Quotations System (other than the NASD Electronic Bulletin Board) and
(iii) an equity financing by Chadmoore that results in gross proceeds in excess of $2 million. So long as any shares of Preferred Stock of the same series as the Preferred Purchased Stock ("Series C Preferred Stock") are outstanding, Chadmoore may not, without the affirmative written consent of at least a majority in number of shares of Series C Preferred Stock then outstanding, (i) amend, alter or repeal any of the provisions of the Articles of Incorporation of Chadmoore so as to affect adversely the preferences, special rights or powers of the Series C Preferred Stock, (ii) issue any securities that are senior or equal to the Series C Preferred Stock with respect to dividends, other distributions, liquidation preference and/or otherwise, (iii) issue shares of Preferred Stock,
(iv) increase or decrease the aggregate number of authorized shares of Preferred Stock or Common Stock, or increase or decrease the par value of Chadmoore's Preferred Stock, (v) consummate a sale of Chadmoore unless the consideration received per share of Series C Preferred Stock pursuant to such sale of Chadmoore is at least equal to the liquidation preference, or (vi) make a payment of dividends or other distribution to holders of securities that are junior to the Series C Preferred Stock with respect to dividends, other distributions, liquidation preference and/or otherwise; provided, however, that Chadmoore may issue shares of Preferred Stock in accordance with the terms of the Eleven-Year Warrant.

         The Warrants set forth the terms and conditions on which REI may exercise its right to purchase additional shares of Common Stock or other securities of Chadmoore. Prior to the tenth anniversary of the initial issuance of the Eleven-Year Warrant, it may be exercised, in whole or in part, only up to the extent of 75% of the shares issued by Chadmoore upon the exercise, exchange or satisfaction of certain specified options, warrants and convertible securities currently outstanding. Thereafter, up until the eleventh anniversary of the date of issuance, it may be exercised, in whole or in part, for all shares issuable thereunder. The Three-Year Warrant may be exercised, in whole or in part, at any time and from time to time, commencing May 1, 1998, the date of issuance, through 5:00 p.m., Nevada time, on the third anniversary of issuance of such Warrant. Subject to the satisfaction of certain conditions (which include that (A) there are not material defaults or breaches by Chadmoore under
(i) the Investment Agreement, Shareholders Agreement and Warrants, (ii) any indebtedness of Chadmoore in excess of $100,000, (iii) Chadmoore's licenses and agreements relating to its SMR System business, (B) there are no actions, proceedings or orders pending or threatened against Chadmoore which could have a material adverse effect, (C) there are no final judgments against Chadmoore or any subsidiary of Chadmoore in excess of $100,000, (D) neither Chadmoore nor any subsidiary has commenced or has a bankruptcy action pending against it, (E) Chadmoore has not experienced a material shortfall from specified projections ((A)-(E) being, collectively, "Triggering Events"), and (F) the fair market value of the Common Stock is at least equal to $1.75 and at least 10% of Chadmoore's outstanding Common Stock traded in the preceding 40 trading days, excluding certain block trades, Chadmoore may, at any time after May 1, 1999, purchase the entire unexercised portion of the Three-Year Warrant from REI. The purchase price is equal to the product of the then-current exercise price and the number of shares remaining under the Three-Year Warrant. In addition, under the Three-Year Warrant, the holder may elect to receive, in lieu of Common Stock, (i) shares of preferred stock of Chadmoore, with identical terms as the Series C Preferred Stock, except as to liquidation value, which will be the exercise price then in-effect under the Three-Year Warrant, and (ii) a new warrant, with substantially similar terms to the Three-Year Warrant, other than exercise price, term (which will be five and one-half years from the date of issuance) and that the shares issued thereunder will not be subject to repurchase by Chadmoore. The Five and One-Half Year Warrant may be exercised, in whole or in part, at any time and from time to time, commencing May 1, 1998, the date of issuance, through 5:00 p.m., Nevada time, on October 31, 2003.

         Under a Shareholders Agreement, dated as of the Closing Date, by and among Chadmoore, REI, and Robert W. Moore, the current President and Chief Executive Officer of Chadmoore (the "Shareholders Agreement"), REI and Mr. Moore agreed that each shall vote its or his shares, as the case may be, such that the Board of Directors of Chadmoore shall consist of no more than seven members and shall contain: (a) two individuals to be designated by REI (the "REI Directors") and (b) two individuals to be

                                                             Page 10 of 16 pages

designated by the Chief Executive Officer of Chadmoore (the "Management Directors"). In addition, two individuals, to be designated by a majority of the Board of Directors, each of whom is not a direct or indirect affiliate, officer or director of Chadmoore or of any subsidiary of Chadmoore or any direct or indirect affiliate or family member of any of the foregoing (the "Independent Directors"), shall also be Board members. At any time, either the REI Directors or Management Directors may elect to increase the number of Independent Directors to three. REI's obligation to vote for the Management Directors shall terminate in the event of a Triggering Event. In connection with the transaction, Chadmoore's By-Laws were amended to increase the number of directors to seven. On the Closing Date, the Board of Directors of Chadmoore consisted of the following persons: (a) Joseph J. Finn-Egan and Jeffrey A. Lipkin as REI Directors; (b) Robert W. Moore and Jan Zwaik as Management Directors; and (c) Mark Sullivan and Janice Pillar as Independent Directors. REI and Moore agreed that, with certain exceptions, neither shall transfer its shares to any person in the same line of business as Chadmoore.

         REI understands that Chadmoore may present to its shareholders, for their approval, an amendment to the Articles of Incorporation of Chadmoore that would require the approval by at least 60% of the holders of shares of Common Stock in order to consummate a business combination by or sale of substantially all of Chadmoore's assets. If such amendment is satisfactory to REI, it anticipates that it will vote for such amendment.

         In addition, under an Advisory Agreement, dated as of the Closing Date, by and between REI and Chadmoore (the "Advisory Agreement"), REI will provide consulting and management advisory services to Chadmoore in the field of financial and strategic corporate planning. REI will be paid $312,500 per year (reduced by any cash dividends REI receives on the Preferred Purchased Stock) as a management fee, commencing one year after the date of the Advisory Agreement and ending five years after such date.

         Under a Registration Rights Agreement, dated as of the Closing Date, by and between Chadmoore and REI (the "Registration Rights Agreement"), Chadmoore granted to REI "demand" and "piggyback" registration rights.

         Copies of the Investment Agreement, Three-Year Warrant, Eleven-Year Warrant, the Five and One-Half Year Warrant, the Shareholders Agreement, the Registration Rights Agreement and the Advisory Agreement are attached hereto as Exhibits 1, 2, 3, 4, 5, 6 and 7 respectively, and the foregoing descriptions of each such document are subject to and qualified in their entirety by reference to each such document.


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         a. The aggregate number of shares of Common Stock beneficially owned by each reporting person as of May 4, 1998 is 22,974,276, or approximately 47.6% of the outstanding shares of Common Stock, not including any securities owned by Robert Moore, with respect to which shares REI and Mr. Moore have agreed to vote in a certain manner and may be deemed to be acting as a group. The number of shares of Common Stock, and the percentage of such securities, beneficially owned by each of REI, REP, Mr. Finn-Egan, and Mr. Lipkin stated above reflects the exercise in full of the Warrants, other than the Eleven- Year Warrant which is not exercisable until the tenth anniversary of its date of issuance (May 1, 1998), except to the extent Chadmoore issues shares of Common Stock in connection with certain specified securities and then only to the extent of three shares for each four shares of Common Stock so issued. Without taking into account the exercise of the Warrants and acquisition of the underlying shares of Common Stock, the aggregate number of shares of Common Stock beneficially owned by each reporting person as of May 4, 1998 is 8,854,662, or approximately 25.9% of such securities.

                                                             Page 11 of 16 pages

         b. The responses of each reporting person to Items (7) through (11) of the portions of the cover page of this Schedule 13D that relates to shares of Common Stock beneficially owned by such reporting person are incorporated herein by reference.

         c. Other than as reported in this Schedule 13D, none of the Reporting Persons has effected a transaction in shares of Common Stock during the past 60 days.

         d. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities to which this Schedule 13D relates.

         e. Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Item 4 above are incorporated herein by reference.


         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following are filed as Exhibits to this Schedule 13D:

         Exhibit 1: Investment Agreement, dated as of May 1, 1998, by and between Chadmoore and REI (with Exhibits attached thereto).

         Exhibit 2: Stock Purchase Warrant, Certificate No. 1, dated May 1, 1998 (included as Exhibit G-1 to Exhibit 1 hereto).

         Exhibit 3: Stock Purchase Warrant, Certificate No. 2, dated May 1, 1998 (included as Exhibit G-2 to Exhibit 1 hereto).

         Exhibit 4: Stock Purchase Warrant, Certificate No. 3, dated May 1, 1998 (included as Exhibit G-3 to Exhibit 1 hereto).

         Exhibit 5: Shareholders Agreement, dated as of May 1, 1998, by and among Chadmoore, REI, and Robert W. Moore (included as Exhibit F to Exhibit 1 hereto).

         Exhibit 6: Registration Rights Agreement, dated as of May 1, 1998, by and between Chadmoore and REI (included as Exhibit E to Exhibit 1 hereto.)

         Exhibit 7: Advisory Agreement, dated as of May 1, 1998, by and between REI and Chadmoore (included as Exhibit C to
                           Exhibit 1 hereto).

         Exhibit 8: Certificate of Designation of Rights and Preferences of Series C Preferred Stock of Chadmoore Wireless Group, Inc. (included as Exhibit D to Exhibit 1 hereto).

                                                             Page 12 of 16 pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Partners II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: May 11, 1998

                                    RECOVERY EQUITY INVESTORS II, L.P.

                                    By:  RECOVERY EQUITY PARTNERS II, L.P.,
                                             its General Partner


                                             By: /s/ Joseph J. Finn-Egan
                                                --------------------------------
                                                Name:  Joseph J. Finn-Egan
                                                Title: General Partner


                                             By: /s/ Jeffrey A. Lipkin
                                                --------------------------------
                                                Name:  Jeffrey A. Lipkin
                                                Title: General Partner

                                                             Page 13 of 16 pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: May 11, 1998

                                             RECOVERY EQUITY PARTNERS II, L.P.


                                             By: /s/ Joseph J. Finn-Egan
                                                --------------------------------
                                                Name:  Joseph J. Finn-Egan
                                                Title: General Partner


                                             By: /s/ Jeffrey A. Lipkin
                                                --------------------------------
                                                Name:  Jeffrey A. Lipkin
                                                Title: General Partner

                                                             Page 14 of 16 pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Jeffrey A. Lipkin.

Dated: May 11, 1998

                                             By: /s/ Joseph J. Finn-Egan
                                                --------------------------------
                                                Name: Joseph J. Finn-Egan

                                                             Page 15 of 16 pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Joseph J. Finn-Egan.

Dated: May 11, 1998

                                             By: /s/ Jeffrey A. Lipkin
                                                --------------------------------
                                                Name: Jeffrey A. Lipkin

                                                             Page 16 of 16 pages


                                  EXHIBIT INDEX

Exhibit No.       Description

1 Investment Agreement, dated as of May 1, 1998, by and between Chadmoore and REI (with Exhibits attached thereto).


2 Stock Purchase Warrant, Certificate No. 1, dated May 1, 1998 (included as Exhibit G-1 to Exhibit 1 hereto).


3 Stock Purchase Warrant, Certificate No. 2, dated May 1, 1998 (included as Exhibit G-2 to Exhibit 1 hereto).


4 Stock Purchase Warrant, Certificate No. 3, dated May 1, 1998 (included as Exhibit G-3 to Exhibit 1 hereto).


5 Shareholders' Agreement, dated as of May 1, 1998, by and among Chadmoore, REI, and Robert W. Moore (included as Exhibit F to
                  Exhibit 1 hereto).



6 Registration Rights Agreement, dated as of May 1, 1998, by and between Chadmoore and REI (included as Exhibit E to Exhibit 1 hereto).


7 Advisory Agreement, dated as of May 1 1998, by and between REI and Chadmoore (included as Exhibit C to Exhibit 1 hereto).


8 Certificate of Designation of Rights and Preferences of Series C Preferred Stock of Chadmoore Wireless Group, Inc. (included as Exhibit D to Exhibit 1 hereto).